FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  August 24, 2006 announcing the date for the release of the Second Quarter and First Half 2006 Results, Conference Call and Webcast.

DryShips Inc. Announces Date for the Release of the Second Quarter and First Half 2006 Results, Conference Call and Webcast

Earnings Release: August 30, 2006 after 4:00 p.m. EDT

Conference Call and Webcast: August 31, 2006, at 9:30 a.m. EDT

August 24, 2006 ATHENS, Greece – DryShips Inc. (NASDAQ: DRYS) announced today that it will release its second quarter and first half 2006 results after the market closes in New York on Wednesday August 30, 2006.

The next day, Thursday, August 31, 2006 at 9:30 am EST, the company’s management will host a conference call to discuss the results.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until September 7th, 2006 by dialling 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.
DryShips Inc. owns and operates through its wholly owned subsidiaries a fleet of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 29 drybulk carriers and has entered into agreements to acquire 4 additional vessels. Following delivery of these vessels, DryShips’ fleet will consist of 4 Capesize, 26 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.68 million and an average age of 11 years.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS". Risks and uncertainties are described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.
Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: finance@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated:  August 24, 2006

By: /s/ Christopher J. Thomas

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Christopher J. Thomas

Chief Financial Officer

Endnotes